TT&T Public Company Limited and its Subsidiaries

Interim financial statements

and

Review report of Certified Public Accountant

For the three-month and nine-month periods ended

30 September 2006

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review report of Certified Public Accountant

To the Board of Directors of TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at 30 September 2006, the consolidated statements of income for each of the three-month and nine-month periods ended 30 September 2006 and 2005, and the consolidated statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended 30 September 2006 and 2005. I have also reviewed the balance sheet of TT&T Public Company Limited as at 30 September 2006, the statements of income for each of the three-month and nine-month periods ended 30 September 2006 and 2005, and the statements of changes in shareholders' equity and cash flows for each of the nine-month periods ended 30 September 2006 and 2005. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Note 6 to the financial statements. The Company has renounced its rights to subscribe to the increased share capital of Triple T Broadband Company Limited. Consequently, its proportion of shareholding in the said company decreased from 99.99% to 9.09% of outstanding shares and this is resulted the Company no longer has control over Triple T Broadband Company Limited.

Moreover, as discussed in Note 13.2 to the financial statements, the Company earns income from other value added services, for which some of the income sharing rates are pending agreement of, and/or under consideration by, TOT Plc. Furthermore, Note 17.4 to the financial statements outlines the Company's dispute with TOT Plc.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended 31 December 2005, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2006, with emphasis on the impact of the uncertainty of income sharing rate of other value added services which are pending agreement of, and/or under consideration by, TOT Plc. and the dispute with TOT Plc. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at 31 December 2005, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration number 3731

KPMG Phoomchai Audit Ltd.
Bangkok
6 November 2006

TT&T PUBLIC COMPANY LIMITED

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2006 and 31 December 2005

		Consolidated		The Company	
Assets	*Note*	30 September 2006 (Unaudited)	31 December 2005	30 September 2006 (Unaudited)	31 December 2005
		(in thousand Baht)			
Current assets					
Cash and cash equivalents	*16*	1,192,539	1,609,680	991,199	1,360,045
Trade accounts receivable, net	*5*	1,255,109	1,143,695	1,159,721	1,114,822
Accounts receivable from subsidiaries and associate	*4*	37,266	-	156,549	71,901
Other accounts receivable, net		60,018	57,071	21,425	34,061
Inventories, net		404,570	387,635	399,469	383,746
Accrued income from telephone services		116,664	139,078	116,664	139,078
Accrued income from long distance telephone services		32,106	31,374	32,106	31,374
Prepaid long distance circuit rental		40,964	44,882	40,964	44,882
Prepaid expenses		39,200	22,197	38,999	18,813
Work in progress & advance payments to subcontractors		64,353	32,769	1,247	11,622
Other current assets, net		63,259	30,896	24,031	20,679
Total current assets		**3,306,048**	**3,499,277**	**2,982,374**	**3,231,023**
Non-current assets					
Advances for purchase of equipment	*4*	429,799	226,213	429,799	226,213
Investments accounted for using the equity method	*6*	65,952	-	156,988	189,273
Assets not used in operations, net		49,536	49,487	49,536	49,487
Property, plant and equipment, net	*4*	5,133,228	5,498,756	4,983,404	5,420,501
Cost of telephone service expansion project transferred to TOT Plc., net		26,927,193	28,474,597	27,039,000	28,589,277
Prepaid withholding income tax		333,719	395,006	303,436	374,735
Deposits and others		59,597	51,759	43,150	31,908
Total non-current assets		**32,999,024**	**34,695,818**	**33,005,313**	**34,881,394**
Total assets		**36,305,072**	**38,195,095**	**35,987,687**	**38,112,417**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Balance sheets

As at 30 September 2006 and 31 December 2005

		Consolidated		The Company	
Liabilities and shareholders' equity	*Note*	30 September 2006	31 December 2005	30 September 2006	31 December 2005
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current liabilities					
Trade accounts payable	*4*	489,806	429,070	332,837	338,617
Other accounts payable		65,779	72,010	65,148	66,633
Accounts payable to subsidiaries and associate	*4*	171,012	-	124,162	60,135
Current portion of long-term loans	*7*	2,113,915	2,082,195	2,113,915	2,082,195
Current portion of finance lease liabilities	*8*	6,825	-	-	-
Accrued long distance circuit rental expenses		144,599	109,585	144,599	109,585
Accrued conduit rental expenses		9,300	9,138	9,300	9,138
Accrued interest expense		45,236	3,395	45,236	3,395
Accrued expenses		187,893	226,430	159,373	210,816
Advance revenue from data communication network		52,768	38,707	52,768	38,707
Other current liabilities		101,910	85,225	80,293	74,264
Total current liabilities		**3,389,043**	**3,055,755**	**3,127,631**	**2,993,485**
Non-current liabilities					
Long-term loans	*7*	18,532,852	20,387,747	18,532,852	20,387,747
Finance lease liabilities	*8*	36,485	-	-	-
Other non-current liabilities		19,488	20,408	-	-
Total non-current liabilities		**18,588,825**	**20,408,155**	**18,532,852**	**20,387,747**
Total liabilities		**21,977,868**	**23,463,910**	**21,660,483**	**23,381,232**
Shareholders' equity					
Share capital					
Authorized share capital		70,000,000	70,000,000	70,000,000	70,000,000
Issued and paid-up share capital	*11*	32,424,842	32,255,461	32,424,842	32,255,461
Share premium		9,360,300	9,360,300	9,360,300	9,360,300
Share discount		(8,881,759)	(8,881,396)	(8,881,759)	(8,881,396)
Retained earnings (Deficit)					
Legal reserve		63,358	63,358	63,358	63,358
Unappropriated		(18,639,537)	(18,066,538)	(18,639,537)	(18,066,538)
Total shareholders' equity		**14,327,204**	**14,731,185**	**14,327,204**	**14,731,185**
Total liabilities and shareholders' equity		**36,305,072**	**38,195,095**	**35,987,687**	**38,112,417**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 30 September 2006 and 2005 (Unaudited)

	Note	Consolidated		The Company	
		2006	2005	2006	2005
			(in thousand Baht)		
Revenues					
Income from Telephone Services					
Expansion and Joint - Investment Agreement		1,243,507	1,418,642	1,238,115	1,384,202
Income from telecommunication service		203,481	39,922	-	-
Sales and service income	*4*	73,979	85,344	93,353	66,870
Interest income		8,498	6,156	6,484	5,513
Foreign exchange gain, net		180,276	89,277	180,276	89,277
Other income	*4*	32,825	27,588	57,705	38,905
Share of profits from investments accounted for using the equity method		977	-	-	-
Total revenues		**1,743,543**	**1,666,929**	**1,575,933**	**1,584,767**
Expenses					
Costs of sale of goods and rendering of services		218,666	116,843	67,528	41,181
Operating, administrative and general expenses	*4,14*	745,425	745,070	724,031	740,856
Depreciation and amortization		888,819	864,201	889,475	865,721
Directors' remuneration		2,506	2,253	2,506	2,253
Other expenses		167	6,260	167	6,260
Share of losses from investments accounted for using the equity method		-	-	21,645	5,137
Total expenses		**1,855,583**	**1,734,627**	**1,705,352**	**1,661,408**
Loss before interest and income tax expenses		**(112,040)**	**(67,698)**	**(129,419)**	**(76,641)**
Interest expense		(392,659)	(340,042)	(392,659)	(340,042)
Income tax expense		(17,379)	(8,943)	-	-
Net loss		**(522,078)**	**(416,683)**	**(522,078)**	**(416,683)**
Basic loss per share (Baht)	*15*	**(0.16)**	**(0.13)**	**(0.16)**	**(0.13)**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of income

For the nine-month periods ended 30 September 2006 and 2005 (Unaudited)

	Note	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
		(in thousand Baht)			
Revenues					
Income from Telephone Services Expansion and Joint - Investment Agreement		3,959,954	4,481,002	3,980,931	4,406,112
Income from telecommunication service		464,620	47,893	-	-
Sales and service income	*4*	227,864	288,735	239,499	220,884
Interest income		30,234	18,009	24,515	15,435
Foreign exchange gain, net		943,002	-	943,002	-
Other income	*4*	108,196	95,738	184,524	120,941
Share of profits from investments accounted for using the equity method		977	-	-	3,445
Total revenues		**5,734,847**	**4,931,377**	**5,372,471**	**4,766,817**
Expenses					
Costs of sale of goods and rendering of services		483,678	275,438	163,899	120,701
Operating, administrative and general expenses	*4,14*	2,018,897	2,000,354	1,968,301	1,998,939
Foreign exchange loss, net		-	562,467	-	561,778
Depreciation and amortization		2,624,229	2,483,980	2,626,923	2,489,135
Directors' remuneration		6,949	6,754	6,949	6,754
Other expenses		192	6,296	192	6,296
Share of losses from investments accounted for using the equity method		-	-	32,285	-
Total expenses		**5,133,945**	**5,335,289**	**4,798,549**	**5,183,603**
Profit (loss) before interest and income tax expenses		**600,902**	**(403,912)**	**573,922**	**(416,786)**
Interest expense		(1,146,921)	(978,684)	(1,146,921)	(978,684)
Income tax expense		(26,980)	(12,874)	-	-
Net loss		**(572,999)**	**(1,395,470)**	**(572,999)**	**(1,395,470)**
Basic loss per share (Baht)	*15*	**(0.18)**	**(0.44)**	**(0.18)**	**(0.44)**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the nine-month periods ended 30 September 2006 and 2005 (Unaudited)

		Consolidated					
		Issued and			*Retained earnings (Deficit)*		Total
		paid-up	Share	Share	Legal	Unapprop-	shareholders'
	Note	share capital	premium	discount	reserve	riated	equity
				(in thousand Baht)			
Balance at 1 January 2005		**31,244,047**	**9,360,300**	**(8,881,253)**	**63,358**	**(16,313,977)**	**15,472,475**
Net loss		-	-	-	-	(1,395,470)	(1,395,470)
Common shares		452,342	-	(143)	-	-	452,199
Balance at 30 September 2005		**31,696,389**	**9,360,300**	**(8,881,396)**	**63,358**	**(17,709,447)**	**14,529,204**
Balance at 1 January 2006		**32,255,461**	**9,360,300**	**(8,881,396)**	**63,358**	**(18,066,538)**	**14,731,185**
Net loss		-	-	-	-	(572,999)	(572,999)
Common shares	*11*	169,381	-	(363)	-	-	169,018
Balance at 30 September 2006		**32,424,842**	**9,360,300**	**(8,881,759)**	**63,358**	**(18,639,537)**	**14,327,204**

		The Company					
		Issued and			*Retained earnings (Deficit)*		Total equity of
		paid-up	Share	Share	Legal	Unapprop-	the Company's
	Note	share capital	premium	discount	reserve	riated	shareholders
				(in thousand Baht)			
Balance at 1 January 2005		**31,244,047**	**9,360,300**	**(8,881,253)**	**63,358**	**(16,313,977)**	**15,472,475**
Net loss		-	-	-	-	(1,395,470)	(1,395,470)
Common shares		452,342	-	(143)	-	-	452,199
Balance at 30 September 2005		**31,696,389**	**9,360,300**	**(8,881,396)**	**63,358**	**(17,709,447)**	**14,529,204**
Balance at 1 January 2006		**32,255,461**	**9,360,300**	**(8,881,396)**	**63,358**	**(18,066,538)**	**14,731,185**
Net loss			-	-	-	(572,999)	(572,999)
Common shares	*11*	169,381	-	(363)	-	-	169,018
Balance at 30 September 2006		**32,424,842**	**9,360,300**	**(8,881,759)**	**63,358**	**(18,639,537)**	**14,327,204**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2006 and 2005 (Unaudited)

	Consolidated		The Company	
	2006	2005	2006	2005
		(in thousand Baht)		
Cash flows from operating activities				
Net loss	(572,999)	(1,395,470)	(572,999)	(1,395,470)
Adjustments for				
Depreciation and amortization	2,638,512	2,499,765	2,626,923	2,489,135
Interest income	(30,327)	(18,009)	(24,515)	(15,435)
Interest expense	1,146,921	978,684	1,146,921	978,684
Income tax	-	12,874	-	-
Allowance for loss of refundable VAT	2,082	3,912	2,082	3,912
Allowance for doubtful accounts	133,420	61,340	119,798	57,689
Allowance for devaluation of inventories	9,364	-	7,435	-
(Gain) loss on exchange rates	(951,659)	558,729	(951,659)	558,729
Share of (profits) losses from investments accounted for using the equity method	-	-	32,285	(3,445)
Change of status of investments in subsidiary to associate	(65,952)	-	-	-
Gain on disposal of equipment	(540)	(6,153)	(434)	(3,725)
Profit provided by operating activities before changes in operating assets and liabilities	**2,308,822**	**2,695,672**	**2,385,837**	**2,670,074**
Changes in operating assets and liabilities				
Trade accounts receivable	(239,602)	(41,758)	(161,502)	(41,758)
Accounts receivable from subsidiaries and associate	(40,122)	-	(84,648)	(16,035)
Other accounts receivable	(5,909)	(10,252)	9,440	18,727
Inventories	(90,679)	(107,626)	(87,537)	(106,671)
Refundable income tax	193,752	219,724	191,098	219,724
Refundable value added tax	(2,763)	(85)	(2,763)	(85)
Other current assets	(59,796)	81,515	11,379	70,088
Trade accounts payable	62,109	(216,269)	(4,407)	(207,281)
Other accounts payable	(6,231)	105,922	(1,485)	105,323
Accounts payable to subsidiaries and associate	171,103	-	64,027	(483,360)
Accrued long distance circuit rental expenses	35,014	7,968	35,013	7,968
Accrued conduit rental expenses	162	9,138	162	9,138
Other current liabilities	(8,802)	(64,324)	(31,354)	(74,704)
	2,317,058	2,679,625	2,323,260	2,171,148
Withholding tax paid	(132,464)	(147,482)	(119,799)	(132,001)
Net cash provided by operating activities	**2,184,59[illegible]**	**2,532,143**	**2,203,461**	**2,039,147**

The accompanying notes are an integral part of these financial statements.

TT&T Public Company Limited and its Subsidiaries

Statements of cash flows

For the nine-month periods ended 30 September 2006 and 2005 (Unaudited)

	Consolidated		The Company	
	2006	2005	2006	2005
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	28,212	21,437	23,492	18,815
Decrease in short-term investments	-	330,233	-	329,500
Proceeds from return of advance payment for share subscription	-	-	-	400,000
Proceeds from dividend of subsidiary	-	-	-	362,545
Proceeds from profit return from subsidiary	-	-	-	142,161
Cash paid for investments in subsidiaries	-	-	-	(42,500)
Proceeds from sale of equipment	2,194	10,044	676	6,951
Purchase of property, plant and equipment	(251,998)	(780,799)	(210,737)	(736,375)
Increase in advances for purchase of equipment	(448,456)	(151,028)	(448,456)	(149,733)
Increase in cost of telephone service expansion project transferred to TOT Plc.	(122,726)	(121,234)	(119,853)	(122,228)
Increase in deposits and others	(10)	(14,023)	(8,478)	(489)
Net cash provided by (used in) investing activities	**(792,784)**	**(705,370)**	**(763,356)**	**208,647**
Cash flows from financing activities				
Interest paid	(805,461)	(744,229)	(805,461)	(744,229)
Repayment of long-term loans	(1,003,832)	(821,465)	(1,003,832)	(821,465)
Proceeds from issue of shares	342	134	342	134
Net cash used in financing activities	**(1,808,951)**	**(1,565,560)**	**(1,808,951)**	**(1,565,560)**
Net increase (decrease) in cash and cash equivalents	**(417,141)**	**261,213**	**(368,846)**	**682,234**
Cash and cash equivalents at beginning of period	1,609,680	1,564,672	1,360,045	1,008,186
Cash and cash equivalents at end of period	**1,192,539**	**1,825,885**	**991,199**	**1,690,420**

Non-cash transactions

For the nine-month periods ended 30 September 2006 and 2005, the Tranche C warrant holders had exercised their rights by converting Tranche C loans amounting to approximately Baht 169 million and Baht 452 million, respectively to share capital.

The accompanying notes are an integral part of these financial statements.

These notes form an integral part of the financial statements.

The interim financial statements were authorized for issue by the directors on 6 November 2006.

1 General information

TT&T Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320.

The Company was listed on the Stock Exchange of Thailand in May 1994.

As at 30 September 2006, the immediate and ultimate holding company was Jasmine International Public Company Limited which was incorporated in Thailand.

The principal activities of the Company and its subsidiaries (together referred to as the "Group") are to operate telecommunication services.

On 23 February 2006, the National Telecommunications Commission granted a type-three license to Triple T Broadband Company Limited, valid for 20 years from the date of being granted the license. Triple T Broadband Company Limited has to pay annual license fee at the rate of 3 % of revenue before deduction of any expenses, and also the fee for Universal Service Organization Fund (USO) at the rate of 4 % of revenue before deduction of any expenses.

2 Basis of preparation of financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard ("TAS") No. 41 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions under the Royal Patronage of His Majesty the King, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared to provide an update on the financial statements for the year ended 31 December 2005. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2005.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and nine-month periods ended 30 September 2006 are consistent with those applied in the financial statements for the year ended 31 December 2005.

The consolidated interim financial statements of the Company comprise the Company and its subsidiaries. Details of the Company's subsidiaries are as follows:

	Type of business	Country of incorporation	% Ownership interest 30 September 2006	31 December 2005
Direct subsidiaries				
TT&T Subscriber Services Co., Ltd. (TT&T SS)	Installation of dropwire and sale of telephone equipment and installation to subscribers and internet services.	Thailand	99.99%	99.99%
Triple T Broadband Co., Ltd. (TTT BB)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	-	99.99%
Triple T Global Net Co., Ltd. (TTT GN)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%
Indirect subsidiary				
Triple T Telecom Co., Ltd. (TTT TC)	Telecommunication service, fixed line and mobile telephone service, data communication network and internet services.	Thailand	99.99%	99.99%

Significant intra-group transactions between the Company and its subsidiaries are eliminated from consolidation.

As discussed in Note 6 to the financial statements, during the three-month period ended 30 September 2006, TTT BB increased its registered capital to Baht 110 million. The Company is necessary renounce its right to subscribe to the increased shares and made agreement with Acumen Company Limited for that company to acquire the increased shares. This resulted in the decrease of shareholding in TTT BB from 99.99% to 9.09% of outstanding shares and consequently the Company no longer has control over TTT BB.

3 Results of operations

Following the agreement on debt restructuring with financial creditors and major creditors in 2001, the management believe that the Company will be able to comply with the conditions of the related debt restructuring agreements. Also, the Company has taken certain measures such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Nevertheless, the situation is uncertain and this may have an effect on the Company's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The financial statements reflect management's current assessments of the impact to date of the situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

The Group's businesses are not affected significantly by seasonal or cyclical factors during the financial period.

4 Related party transactions and balances

Related parties are those parties linked to the Group and the Company by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The pricing policies for particular types of transactions are explained further below:

	Pricing policies
Rental and service income	Agreed in the agreement
Sales of goods	Cost plus margin 0.2% - 5%
Purchase and installation dropwire	Agreed in the agreement
Maintenance	Agreed in the agreement
Commission	Agreed in the agreement
Other expense	Actual incurred

Significant transactions for the three-month and nine-month periods ended 30 September 2006 with related parties are summarized as follows:

	Consolidated		**The Company**	
	Three-month	Nine-month	Three-month	Nine-month
	(in thousand Baht)			
Subsidiaries				
Consultancy service income	-	-	4,500	13,500
Office building rental and service income	-	-	1,392	4,176
Advisory for internet service income	-	-	-	25,384
Sales of goods	-	-	64,167	110,397
Late submission fee for dropwire installation	-	-	564	1,888
Public payphone rental income	-	-	1,446	1,446
Purchase and installation dropwire	-	-	46,240	113,437
Purchase and outside plant maintenance	-	-	20,974	57,381
Purchase and maintenance equipment	-	-	131	2,693
Vehicles and equipment rental	-	-	23,124	69,358
Associate				
Consultancy service income	3,459	3,459	15,982	24,197
Advisory for internet service income	1,565	1,565	7,597	11,942
Lease circuit	10,101	10,101	49,298	79,018
Telecommunication network service income	34,588	34,588	-	-
Related person and companies				
Commission income	46	2,355	46	2,355
Network maintenance service income	-	8,100	-	8,100
Lease circuit	15,253	45,398	1,293	3,878
Data communication network	1,783	6,259	1,783	6,259
Purchase equipment project CC&B	-	71,654	-	71,654
Purchase and maintenance network equipment	238,482	529,310	238,482	529,310
Lease land and building	240	400	-	-

Significant transactions for the three-month and nine-month periods ended 30 September 2005 with related parties are summarized as follows:

	Consolidated		The Company	
	Three-month	Nine-month	Three-month	Nine-month
		(in thousand Baht)		
Subsidiaries				
Consultancy service income	-	-	4,500	13,500
Office building rental and service income	-	-	1,392	4,176
Advisory for internet service income	-	-	7,613	10,064
Sales of goods	-	-	11,032	14,064
Purchase and installation dropwire	-	-	40,650	117,858
Purchase and outside plant maintenance	-	-	32,386	80,445
Purchase and maintenance equipment	-	-	5,941	21,289
Vehicles and equipment rental	-	-	22,183	66,635
In-house wiring and protector installation	-	-	43	416
Related companies				
Lease circuit	12,004	18,908	1,293	3,878
Data communication network	2,568	9,730	2,568	9,730
Purchase equipment project CC&B	21,276	329,506	21,276	329,506
network equipment	108,615	358,884	108,615	358,884

Balances as at 30 September 2006 and 31 December 2005 are as follows:

	Consolidated		The Company	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
		(in thousand Baht)		
Receivable from subsidiary and associate companies				
- TT&T Subscriber Services Co., Ltd.	-	-	119,342	71,844
- Triple T Broadband Co., Ltd.	37,266	-	37,207	50
- Triple T Global Net Co., Ltd.	-	-	-	7
Total	**37,266**	**-**	**156,549**	**71,901**
Advances for purchase of equipment (Part of the advances for purchase of equipment in the balance sheets)				
- Loxbit Public Company Limited	-	17,097	-	17,097
- Loxdata Company Limited	-	30,400	-	30,400
- Jasmine Telecom Systems Public Company Limited	380,152	125,939	380,152	125,939
Total	**380,152**	**173,436**	**380,152**	**173,436**
Work under installation (Part of the property, plant and equipment in the balance sheets)				
- Siam Teltech Computer Co., Ltd.	489,111	417,457	489,111	417,457
Payable to subsidiary and associate companies				
- TT&T Subscriber Services Co., Ltd.	-	-	124,162	60,135
- Triple T Broadband Co., Ltd.	171,012	-	-	-
Total	**171,012**	**-**	**124,162**	**60,135**

	Consolidated		The Company	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
		(in thousand Baht)		
Payable to related companies				
(Part of the trade accounts payable in the balance sheets)				
- Smart Highway Co., Ltd.	6,793	7,395	6,793	7,395
- Loxbit Public Company Limited	662	21,175	662	21,175
- Jasmine Telecom Systems Public Company Limited	86,743	24,367	86,743	24,367
- Jasmine Internet Co., Ltd.	10,361	9,721	-	-
- Acumen Co., Ltd.	12,792	26,647	12,792	26,647
- Siam Teltech Computer Co., Ltd.	12,754	57,944	12,754	57,944
- Professional Computer Co., Ltd.	1,994	-	1,994	-
Total	**132,099**	**147,249**	**121,738**	**137,528**

Significant agreements with related parties

The Company entered into purchase and installation equipment agreements under the Telephone Services Expansion Project for 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are determined through a bidding process and will be used as reference prices in the next pricing. As at 30 September 2006 the Company had commitments for payment of equipment under the aforesaid agreements in the amount of approximately Baht 357 million. *(31 December 2005: Baht 110 million)*

The Company provides the fixed line telephone, leased circuit and ADSL services to the subsidiaries and various related companies.

Effective on 1 April 2005, the Company had novated a contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement which TT&T SS had agreed with a consortium between Siam Teltech Computer Company Limited, a shareholder, and Convergys Information Management Group, Inc. in the amount of USD 26 million and the Support and Maintenance Agreement in the amount of USD 3.1 million per year. As at 30 September 2006, the Company had commitment for payment of those equipment and services under the terms and conditions stipulated in the contracts in the amount of USD 13.7 million.

The Company entered into car and equipment leasing contracts with TT&T SS to provide fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate it by giving advance notice to the other of not less than 15 days.

The Company entered into service and consultancy service agreements with TT&T SS. The Company will provide technical assistance and financial, legal and marketing consultancy services to TT&T SS. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate it by giving advance notice to the other of not less than 30 days.

On 16 November 2005, TT&T SS had entered into a contract to acquire leased line Hi-speed internet service from a related company in order to provide internet service to TT&T SS's customers with a contract term of one year and at the monthly fee based on market price.

On 1 May 2006 TTT BB has entered into an agreement to provide Telecom Network to TT&T SS for a monthly fee. The agreement is valid until 26 October 2018. The Company is in the process of determining for the fee by the independent appraiser.

On 1 May 2006 the Company has entered into an agreement to provide circuit rental to TTT BB for a monthly fee. The agreement is valid until 26 October 2018. The Company is in the process of determining for the fee by the independent appraiser.

The Company entered into an agreement with TT&T SS on 1 April 2005 to provide technical and advisory services for internet services to TT&T SS's customers. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for TT&T SS clients, including help solving all the problems requested.
- Arrange the printing of receipts and/or invoices.
- Provide engineering services, such as technical advisory services in setting up the system and equipment to support the clients.

The Company will receive monthly service fee based on type of clients and at the rate stated in the agreement. The agreement is valid for one year and is renewable on an annual basis. Either signatory to the agreement may terminate it by giving advance notice to the other of not less than 60 days. In 2nd quarter 2006, TT&T SS has given written notice to terminate the agreement effective on 30 April 2006.

TT&T SS had long-term land and building lease agreements with the Company and a related person for periods of 1-3 years for its operating sites with a rental fee of approximately Baht 564,000 per month.

Since the 2nd quarter 2006, the Company recorded the following services fees which agreements have not yet signed and the charge amounts is being appraised by independent appraiser.

1. management, financial, legal, accounting and marketing services including personnel to TTT BB amounting to Baht 24 million.
2. technical and advisory services for internet services to TTT BB amounting to Baht 12 million.

On 1 July 2006 TT&T SS had entered into the coin telephone rental agreement with the Company. The service is charged by monthly. The Company has the right to terminate by giving 30 days notice in advance.

5 Trade accounts receivable, net

As at 30 September 2006 and 31 December 2005, trade accounts receivable are classified by their aging, as follows:

	Consolidated				
As at 30 September 2006	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in thousand Baht)				
The telephone service subscriber receivable under the Concession Agreement					
- Billed	138,275	-	-	-	138,275
- Billed for other value added services (see note 13.2)	24,317	45,087	133,351	221,354	424,109
- Unbilled	492,781	85,508	71,299	216,388	865,976
VAT on the assets transferred	72	318	1,487	1,770	3,647
Receivables from internet service	92,410	8,303	5,934	325	106,972
Trade receivables - others	31,172	14,541	2,436	9,804	57,953
	779,027	153,757	214,507	449,641	1,596,932
Less Allowance for doubtful debts					(341,823)
Accounts receivable - net					1,255,109

As at 31 December 2005	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in thousand Baht)				
The telephone service subscriber receivable under the Concession Agreement					
- Billed	116,904	-	-	-	116,904
- Billed for other value added services (see note 13.2)	110,285	59,028	55,732	106,595	331,640
- Unbilled	529,037	72,514	51,934	144,357	797,842
VAT on the assets transferred	1,250	984	817	9,047	12,098
Receivables from internet service	28,374	499	-	-	28,873
Trade receivables - others	45,379	11,268	9,993	3,334	69,974
	831,229	144,293	118,476	263,333	1,357,331
Less Allowance for doubtful debts					(213,636)
Accounts receivable - net					1,143,695

TT&T PUBLIC COMPANY LIMITED

	The Company				
As at 30 September 2006	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in thousand Baht)				
The telephone service subscriber receivable under the Concession Agreement					
- Billed	138,275	-	-	-	138,275
- Billed for other value added services (see note 13.2)	24,317	45,087	133,351	221,354	424,109
- Unbilled	492,781	85,508	71,299	216,388	865,976
VAT on the assets transferred	72	318	1,487	1,770	3,647
Trade receivables – others	31,172	14,541	2,436	9,804	57,953
	686,617	145,454	208,573	449,316	1,489,960
Less Allowance for doubtful debts					(330,239)
Accounts receivable – net					1,159,721

As at 31 December 2005	Current - 3 months	3-6 months	6-12 months	Over 12 months	Total
	(in thousand Baht)				
The telephone service subscriber receivable under the Concession Agreement					
- Billed	116,904	-	-	-	116,904
- Billed for other value added services (see note 13.2)	110,285	59,028	55,732	106,595	331,640
- Unbilled	529,037	72,514	51,934	144,357	797,842
VAT on the assets transferred	1,250	984	817	9,047	12,098
Trade receivables - others	45,379	11,268	9,993	3,334	69,974
	802,855	143,794	118,476	263,333	1,328,458
Less Allowance for doubtful debts					(213,636)
Accounts receivable - net					1,114,822

As at 30 September 2006, the allowances for doubtful receivables were set up at approximately Baht 341.8 million *(31 December 2005: Baht 213.6 million)* in the consolidated financial statements and 330.2 million *(31 December 2005: Baht 213.6 million)* in the Company financial statements. The management believes that the allowance is adequate to cover the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection of receivables, including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Plc. ("TOT").

As at 30 September 2006, the receivables under the Joint Undertaking and Joint Investment Agreement for the telephone service extension, for which invoices have been issued, included the receivables being provided with other value added services, i.e. T-Pin, T-SMS and ADSL, for instance, amounting to Baht 424 million *(31 December 2005: Baht 331 million)*. The Company has not received its share of income from TOT. The Company has recorded the income sharing at the same rates initially agreed with TOT. (See Note 13.2 to the financial statements)

TT&T PUBLIC COMPANY LIMITED

6 Investments accounted for using the equity method

Movement in investments accounted for using the equity method during the nine-month period ended 30 September are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
		(in thousand Baht)		
Net book value at 1 January	-	-	189,273	472,420
Share of net profits (losses) of Investments - equity method	-	-	(32,285)	3,445
Dividend income	-	-		(157,345)
Return equity	-	-	-	(142,162)
Acquisitions	-	-	-	42,500
Change of status of investments in subsidiary to associate	65,952	-	-	-
Net book value at 30 September	**65,952**	**-**	**156,988**	**218,858**
Net book value at 31 December		**-**		**189,273**

The subsidiaries and associate have not paid dividends during the nine-month period ended 30 September 2006.

Changes in equity of the subsidiary

During year 2005, the Company requested its creditor to approve the formation of a subsidiary TTT BB. Further, according to extraordinary general meeting of shareholder of TTT BB No. 2/2006 on 16 August 2006 and 3/2006 on 31 August 2006 a special resolution was passed to authorize TTT BB to increase its registered capital by Baht 100 million from Baht 10 million to Baht 110 million by issue of 10 million common shares of Baht 10 per share. The new issued shares are to be offered to existing shareholders in the proportion 10 new shares for one old share.

The Company, with approval granted by the Board of Directors' meeting No. 7/2006 held on 13 September 2006, has renounced its rights to subscribe to 9,999,930 additional shares as an existing shareholder of TTT BB since the Company, under its loan covenants, is not able to maintain the status of TTT BB as its subsidiary and provide financial support to TTT BB. The Company's legal advisor has advised that the increase in share capital of TTT BB and the renouncement of TT&T's rights to subscribe to the increased share capital of TTT BB were not in breach of the debt restructuring agreements of the Company. In order to enable TTT BB to process its investment plan to comply with the conditions set forth in its license for telecommunication business type 3 granted by the National Telecommunication Commission (NTC), on 13 September 2006, the Company agreed with Acumen Company Limited (Acumen), which is a subsidiary of Jasmine International Public Company Limited, the major shareholder of The Company, to subscribe for the shares in the portion that the Company has renounced in order to temporarily support the business of TTT BB. However, the Company and Acumen intend that the shareholders of the Company should share fair benefit with Acumen in the case that the business of TTT BB is well-operated as expected. Therefore, the Company and Acumen have entered into a memorandum of undertaking which has a condition that Acumen shall provide financial support to TTT BB during the time that TTT BB is a subsidiary of Acumen and Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT BB held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT BB on the date of the initial public offering of TTT BB or the date after 3 years from the date of the memorandum (if TTT BB cannot offer its shares to public within such period). In this regard, in the case that the public offering of TTT BB shares has occurred, the purchase price of such shares shall be at par value (Baht 10) plus premium at the rate of 20% per year (which is considered as the return for the investment of

Acumen) or the public offering price of ordinary shares of TTT BB, whichever is lower. In the case that the public offering does not occur, the purchase price shall be at fair price estimated by the independent financial advisor approved by the Securities and Exchange Commission, Thailand. The Company has already reported the increase of TTT BB's capital and the renouncement of its rights to subscribe to the increase share capital of TTT BB to its creditors.

Acumen has paid for the increase share capital on 13 September 2006 and TTT BB was registered the increase share capital with the Ministry of Commerce on 22 September 2006. Consequently, the Company's proportion of shareholding in TTT BB decreased from 99.99% to 9.09% of outstanding shares and this is resulted the Company no longer has control over TTT BB. The Company has reclassified investments in TTT BB to be investments in associate.

TT&T PUBLIC COMPANY LIMITED

Investments accounted for using the equity method as at 30 September 2006 and 31 December 2005 are as follows:

Consolidated

	Ownership interest		Paid-up capital		Cost method		Equity method	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005
	(%)				(in thousand Baht)			
Associate								
Triple T Broadband Co., Ltd.	9.09	-	102,500	-	2,500	-	65,952	-

The Company

	Ownership interest		Paid-up capital		Cost method		Equity method	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005	30 September 2006	31 December 2005
	(%)				(in thousand Baht)			
Subsidiaries								
TT & T Subscriber Services Co., Ltd. and its subsidiary	99.99	99.99	50,000	50,000	50,000	50,000	90,345	186,502
Triple T Broadband Co., Ltd.	-	99.99	-	2,500	-	2,500	-	1,868
Triple T Global Net Co., Ltd.	99.99	99.99	1,000	1,000	1,000	1,000	691	903
Associate								
Triple T Broadband Co., Ltd.	9.09	-	102,500	-	2,500	-	65,952	-
Total			**153,500**	**53,500**	**53,500**	**53,500**	**156,988**	**189,273**

7 Long-term loans

As at 30 September 2006 and 31 December 2005, long-term loans consisted of:

	30 September 2006	31 December 2005
	(in thousand Baht)	
US Dollar loan	9,815,177	11,137,394
Baht loan	10,831,589	11,332,548
Total	20,646,766	22,469,942
Less portion due within one year	(2,113,914)	(2,082,195)
Total Long-Term Loans – Net	**18,532,852**	**20,387,747**

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments, according to the proportion specified in the agreement. The first installments shall commence on 30 June 2002 and the last installment on 30 June 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on fixed rate and LIBOR plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debts that the Company owed to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installments shall commence on 30 June 2002 and the last installment on 30 June 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR plus or minus the agreed rate specified in the agreement.

8 Finance lease liabilities

In September 2006 a subsidiary has entered into financial leases for 106 cars as follows:

	Consolidated		
	Principal	Interest	Payment
	(in thousand Baht)		
Payable within one year	6,825	2,741	9,566
Payable after one year but within five years	36,485	5,206	41,691
Total	**43,310**	**7,947**	**51,257**

TT&T PUBLIC COMPANY LIMITED

9 Restructuring plan warrants ("RPW")

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of common shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after 1 October 2001. Such warrants can only be exercised by means of a cash payment to the Company.

The details of Restructuring Plan Warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. Up to 30 September 2006, holders of 141,708 warrant units had exercised their rights to buy the Company's common shares. During the period ended 30 September 2006, warrant unit holders had exercised their right to buy the Company's common shares as follows:

Exercise period	Warrants Exercised (Units)	Common shares issued (shares)	Cash receipt from exercise (Baht)	Registration date of increase of share capital
March 2006	50	50	242	12 April 2006
April 2006	6,109	6,109	29,629	9 May 2006
June 2006	1,200	1,200	5,820	7 July 2006
August 2006	3,500	3,500	16,975	6 September 2006
September 2006	59,746	59,746	289,768	9 October 2006
	70,605	**70,605**	**342,434**	

The balances of unexercised warrants are as follows:

	Units				
	Warrants unexercised at 1 January	Warrants Exercised during the period	Warrants unexercised at 30 June	Exercise price (Baht/share)	Expiry date
Year 2006					
RPW	281,084,507	70,605	281,013,902	4.85	1 October 2006

The Company stopped trading the warrants on 26 - 29 September 2006 and the warrants expired from the listed warrant in the Stock Exchange on 29 September 2006.

10 Tranche C warrants ("TCW1" and "TCW2")

The details of Tranche C warrants are as follows:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Maturity	:	5 years
Offering	:	Offer to certain group of creditors of the Company pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for the warrants	:	3,758 million shares
Secondary market	:	The Company will not register the warrants as listed securities on the Stock Exchange of Thailand.

At the Extraordinary General Meeting of Shareholders No. 1/2003 held on 30 September 2003, a resolution was passed approving the issuance and offering of the Company's share warrants or Tranche C Warrants to Tranche C Creditors as specified in the Company's Rehabilitation Plan in two separate portions. The first portion shall be offered at 25% of total Tranche C Loans as at the date 24 months after the Closing Date (First Trigger Date), which was 3 September 2001, and issued by 31 December 2003. The second portion shall be offered at 75% of total Tranche C Loans as at the date 30 months after the Closing Date (Second Trigger Date) and issued by March 2004. These warrants are exercisable within 5 years from the issuing date at the exercise price of Baht 10 per share by cash payment or by exchanging with Tranche C Loans, an exercise ratio at 1 unit of warrant to 1 common share.

On 31 December 2003, the Company issued the first portion of Tranche C Warrants ("TCW 1") to Tranche C Creditors in the amount of 148,777,887 units. Up to 30 September 2006, holders of 108,703,391 warrant units had exercised their rights to buy the Company's common shares. During the period ended 30 September 2006, no warrant holders had exercised their rights.

On 31 March 2004, the Company issued the second portion of Tranche C Warrants ("TCW 2") to Tranche C Creditors in the amount of 443,995,171 units. Up to 30 September 2006, holders of 284,167,281 warrant units had exercised their rights to buy the Company's common shares. During the period ended 30 September 2006, warrant holders had exercised their rights to buy the Company's common shares as follows:

Exercise period	Warrants Exercised (Units)	Common shares issued (shares)	Exercise by Equity Conversion (Baht/share)	Registration date of increase of share capital
June 2006	16,867,527	16,867,527	168,675	7 July 2006

The balances of unexercised warrants are as follows:

	Units				Exercise by Cash or Debt/ Equity Conversion (Baht/share)	Expiry date
	Warrants unexercised at 1 January	Warrants Issued	Warrants Exercised	Warrants unexercised at 30 September		
Year 2006						
TCW 1	40,074,496	-	-	40,074,496	10	30 December 2008
TCW 2	176,695,417	-	16,867,527	159,827,890	10	30 March 2009

11 Share capital

Authorized and issued share capital

	2006	
	No. of Shares	*(in thousand Baht)*
Authorized:		
Common shares of Baht 10 each		
At 1 January and 30 September	7,000,000,000	70,000,000
Issued and fully paid		
Common shares of Baht 10 each		
At 1 January	3,225,546,129	32,255,461
Issues on exercise of warrants		
RPW	70,605	706
TCW 1	-	-
TCW 2	16,867,527	168,675
At 30 September	3,242,484,261	32,424,842

Unissued share capital

	No. of shares		
	Unissued at 1 January 2006	Issued during the period	Unissued at 30 September 2006
Common shares of Baht 10 each allotted For			
a) debt/equity conversion to Class 7 Creditors	2,011,054	-	2,011,054
b) debt/equity conversion to Class 8 Creditors	851,860	-	851,860
c) debt/equity conversion to Class 1 & 2 Creditors	814,447	-	814,447
d) exercise of Restructuring Plan Warrants	283,928,897	70,605	283,858,292
e) offer to directors and employees of the Group	142,000,000	-	142,000,000
f) offer to			
- reserved for exercise of Tranche C Warrant	295,996,855	16,867,527	279,129,328
- reserved for exercise of the Company's warrant	39,000,000	-	39,000,000
- investors on a private placement	3,009,850,758	-	3,009,850,758
	3,774,453,871	**16,938,132**	**3,757,515,739**

Equity Stock Option Plan (ESOP) offer to the directors and the executives of the Company

The 2005 Annual General Meeting of Shareholders approved the allocation of warrants to purchase the Company's ordinary shares to the directors and the executives of the Company (ESOP 2005). However, the Company has not issued and offered such warrants to its directors and executives. The Company withdrew the application for issuance and offering of such warrants from the Securities and Exchange Commission (SEC) as a result of the falling market price, whereas the exercise price remained at a high level that might not be attractive pursuant to the previous approved purpose. Besides, certain particulars require adjustment and amendment by the Company. Thus, the Remuneration Committee, at its meeting no. 1/2006, reconsidered the matter and was of the opinion that the exercise price be adjusted such that it remains higher than the market price. Therefore, the exercise price of the previous ESOP 2005/1 (or new ESOP 2006/1) of Baht 6 was adjusted to Baht 5 and the exercise price of the previous ESOP 2005/2 (or new ESOP 2006/2) of Baht 10 was adjusted to Baht 7 to appropriately reflect the market price adjustment. The allocation method of such warrants remained the same, as previously resolved, namely 100 million units. The changes were approved by the 2006 Annual General Meeting of Shareholders on 28 April 2006. The preliminary details of ESOP 2006 are as follows:

Type of warrant	:	Bearer and non-transferable right to purchase common shares of the Company
Amount of warrants offered	:	63.5 million units for ESOP warrant 2006/1
	:	36.5 million units for ESOP warrant 2006/2
Offering price per unit	:	Baht 0 per unit
Exercise ratio	:	1 warrant : 1 common share
Exercise price	:	ESOP warrant 2006/1 - Baht 5
	:	ESOP warrant 2006/2 - Baht 7
Number of common shares	:	63.5 million shares for ESOP warrant 2006/1
allotted and reserved for the warrants	:	36.5 million shares for ESOP warrant 2006/2
Term of issuing and offering warrants	:	within 1 year from the date of approval by the office of the Securities and Exchange Commission
Maturity of warrants	:	5 years from the issuing and offering date
Proportion of warrants allowed for exercised		In year 1 : exercisable up to 20% of the total warrants allocated. In year 2 : exercisable up to 40% of the total warrants allocated. In year 3 : exercisable up to 60% of the total warrants allocated. In year 4 : exercisable up to 80% of the total warrants allocated. In year 5 : exercise of the remaining warrants allocated.

Furthermore, the Meeting also considered the common shares allocation by allocating 100,000,000 shares (allotment e) in reserve for the exercise of right under the warrants to purchase the Company's common shares under ESOP 2006 plan and should allocate the remaining 42,000,000 shares in reserve for additional exercise of right under such warrants as a result of an adjustment of right of the warrants.

12 Segment information

Segment information is presented in respect of the Group's business. The primary format, business segments, is based on the Group's management and internal reporting structure.

Segment revenue and results for the nine-month periods ended 30 September are as follows:

	Fixed line telephone service and value added services		Sales of goods		Internet services		Cable wiring service and others		Unallocated		Total		Elimination		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	(in million Baht)															
Revenue	3,981	4,406	338	314	671	48	381	349	-	-	5,371	5,117	(719)	(300)	4,652	4,817
Interest income	-	-	-	-	-	-	30	18	-	-	30	18	-	-	30	18
Other income	-	-	-	-	-	-	185	124	943	3	1,128	127	(76)	(31)	1,052	96
Total revenue	3,981	4,406	338	314	671	48	596	491	943	3	6,529	5,262	(795)	(331)	5,734	4,931
Cost of sales	-	-	240	194	529	40	320	289	-	-	1,089	523	(605)	(248)	484	275
Depreciation and amortization	2,627	2,489	-	-	-	-	-	-	4	1	2,631	2,490	(7)	(6)	2,624	2,484
Unallocated other expenses	-	-	-	-	-	-	-	-	2,245	2,648	2,245	2,648	(220)	(72)	2,025	2,576
Total expenses	2,627	2,489	240	194	529	40	320	289	2,249	2,649	5,965	5,661	(832)	(326)	5,133	5,335
Profit (loss) before interest and income tax expenses	1,354	1,917	98	120	142	8	276	202	(1,306)	(2,646)	564	(399)	37	(5)	601	(404)
Total assets	32,022	34,295	-	-	-	-	-	-	4,731	5,375	36,753	39,670	(448)	(423)	36,305	39,247

13 International long-distance telephone income from the neighbouring countries and other value added service income

13.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognize revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated. The following table summarises details of the revenue recognized from this source and the financial periods in which such revenue was recognized.

Period in which calls were made/received.	Income *(in million Baht)*	Period in which revenue was recognized.
January 1994 to July 2000	53	2nd quarter of 2004
August 2000 to December 2001	80	4th quarter of 2002
January 2002 to March 2003	13	4th quarter of 2003

Income from calls between January 1994 and July 2000 amounting to approximately Baht 53 million was recognized in the second quarter of 2004, in accordance with the letters from TOT, dated 21 May and 25 June 2004. The income from international long-distance calls from neighbouring countries for periods subsequent to March 2003 will be recognized as soon as it can be reasonably and reliably estimated.

13.2 Other value added service income

The Company earns income from other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, T-SMS ADSL, and Freephone 1800 service, etc, the rates of income sharing for which are pending agreement of and/or being considered by TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.

14 Gateway expense

According to TOT approval of usage on numbering undertaken under the Joint Operate and Joint Investment Agreement, TOT charged for use of the long distance overseas call from the code 007 and 008 through Gateway of TOT from year 2004 to April 2006 in the amount of Baht 20 million. The Company has recorded the said expense and estimated expense from May to September 2006 of Baht 6 million in the third quarter of 2006.

15 Loss per share

Basic loss per share

Basic loss per share is determined by dividing the net loss for the periods by the weighted average number of shares outstanding during the periods, calculated as follows:

	Consolidated		The Company	
Periods ended 30 September 2006	Three-month	Nine-month	Three-month	Nine-month
Net loss for common shareholders (In Thousand Baht)	(522,078)	(572,999)	(522,078)	(572,999)
Weighted average number of shares (Thousand Shares)	3,241,322	3,230,864	3,241,322	3,230,864
Basic loss per share (Baht)	(0.16)	(0.18)	(0.16)	(0.18)

	Consolidated		The Company	
Periods ended 30 September 2005	Three-month	Nine-month	Three-month	Nine-month
Net loss for common shareholders (In Thousand Baht)	(416,683)	(1,395,470)	(416,683)	(1,395,470)
Weighted average number of shares (Thousand Shares)	3,169,636	3,163,007	3,169,636	3,163,007
Basic loss per share (Baht)	(0.13)	(0.44)	(0.13)	(0.44)

Diluted earnings per share

Diluted earnings per share is determined by dividing the net profit for the periods by the weighted average number of shares outstanding during the period after adjusting common stock equivalents, on the assumption that the holders of restructuring plan warrants had exercised their rights to convert their warrants wholly into common shares. The Company did not present diluted loss per share for the three-month and nine month periods ended 30 September 2006 and 2005 because the warrants are anti-dilutive as their conversion to common shares would reduce loss per share.

16 Assets used as collateral

As at 30 September 2006, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes totalling Baht 977 million *(31 December 2005: Baht 1,344 million)* are provided as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

17 Commitments and contingent liabilities

17.1 As at 30 September 2006, the Company and subsidiaries were contingently liable to a local bank for the letter of guarantee issued by the said bank in favour of other government agencies and contractor companies amounting to approximately Baht 10 million *(31 December 2005: Baht 10 million)*, as collateral for the Company's compliance with the terms of agreements.

17.2 The Company and subsidiaries entered into car leasing agreements for a period of 4 years. These long-term lease agreements start and expire on different dates. As at 30 September 2006 and 31 December 2005, the Company and subsidiaries committed to pay the rental under the lease agreements as follows:

	Consolidated		**The Company**	
	30 September 2006	31 December 2005	30 September 2006	31 December 2005
	(in thousand Baht)			
Due within one year	20,691	27,864	804	2,463
Between 2 - 4 years	5,200	18,546	710	359
Total	**25,891**	**46,410**	**1,514**	**2,822**

17.3 The Company had entered into agreements for the purchase and installation of equipment, in providing telephone services with the various companies, both local and overseas. As at 30 September 2006, the Company had commitments for payment of the equipment under the aforesaid agreements, in the amount of Baht 250 million *(31 December 2005: Baht 109 million).*

17.4 *Dispute between the Company and TOT*

Change in status of the TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with the Joint Undertaking Agreement Clause 37, which states that "In case of any change in the status of the TOT, all powers and authorities held by the TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control TT&T. In such event, all of the powers and authorities held by the TOT shall be vested in the Ministry of Transport and Communications". The Court accepted the Company's case into consideration on 5 August 2003. On 10 May 2005, the Central Administrative Court decided that the Company won the case. At present, TOT has made an appeal against this decision and the case is being considered by the Supreme Administrative Court.

Network Utilization or access charged

On 8 April 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against TOT for the network utilization and access charged and amounts which should have been charged by TOT from the mobile operators according to the Joint Operate and Joint Investment Agreement between TOT and the Company. The Company's claim, as of 30 June 2005, is in the amount of Baht 28,096 million, including interest at a rate of MLR+1% on the aforementioned amount until payment is made in full. The Company's claim also requests the normal payment by TOT of the access charges commencing from 1 April 2005 onwards until the expiry of the period under the Joint Operate and Joint Investment Agreement. TOT had requested five extensions of the period for submitting their objection since the Company submitted its claim and finally submitted their objection on 30 August 2005. Subsequently on 28 November 2005, the parties had sent their letter of appointment of Arbitrators to the Thai Arbitration Institute. On 19 January 2006, which was the date of the case settlement meeting, the parties could not reach any consensus. Therefore the arbitration procedure continued which was the appointment of Arbitrators and conclusion for the dispute. At present is in the process of submission list of the witnesses.

TT&T PUBLIC COMPANY LIMITED

The reduction of tariff for domestic long-distance telephone service

According to TOT, True Corporation Plc.(former name :Telecom Asia Corporation Plc.) and the Company had mutually agreed on a scheme for tariff reduction for market testing for domestic long-distance telephone calls by applying a service fee rate that was lower than the basic rate as stated in the Joint Undertaking Agreement. This scheme commenced from 1 September 2003 and was extended twice and finally ended on 30 June 2004. Subsequently, TOT has advised the Company that TOT will further extend the use of the flexible service fee rate for the market testing commencing from 1 July 2004 to 31 December 2004, however, the Company did not agree to this and therefore, all three contracting parties were obliged to revert back to using the tariff rate as stipulated in the concession agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Undertaking Agreement, the Company which has been authorized by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate, under the Joint Undertaking Agreement, has caused a severe reduction in the Company's share of income, thereby causing significant impact on the Company's financial position and the operations under the Joint Undertaking Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT still continued with the adjustment of the service fee rate. Therefore, the Company issued a letter dated 24 January 2005, requesting TOT to reimburse the domestic long-distance fee income for the period from July 2004 to December 2004, amounting to Baht 493 million, together with compensation for the reduction in income from December 2004 onwards, until such time that TOT cancels the service fee reduction. On the other hand, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor has given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Undertaking Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and therefore could not claim for any related loss.

The Company has issued a claim to TOT for compensation on domestic long-distance fee as well as the reduction of revenue sharing from international calls from CAT to the Arbitrator for consideration on 21 October 2005, with the amount of claim being Baht 754 million. TOT had requested for extension of counterclaim 6 times. On 11 April 2006, TOT filed a defence and a counterclaim to the Thai Arbitration Institute in order to cancel the claim and requested the Company to pay for the revenue loss from 1 July 2004 to 31 May 2005 amount of Baht 457 million including interest and revenue which are going to occurred from 1 June 2005 onwards. At present the process is pending the appointment of the Chairman of Arbitrators.

Logo on Public Payphone Booth

On 27 September 2005, TOT submitted the case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, as well as payment for all damages resulting from affixing TT&T logo on the payphones and booths, commencing from October 1997 to September 2005, inclusive, totalling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considers that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising but rather was for the purpose of maintenance of the assets as the logo identifies who is responsible for repairing the equipment. Therefore pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements in this fiscal year. On 16 December 2005, the Company had filed a defence and a counterclaim to the Thai Arbitration Institute. TOT filed defence of the Company's counterclaim on 9 February 2006. The Thai Arbitration Institute summoned both parties to compromise with each other and requested them to

report the progress to the Institute. At present, both parties requested for extension to 30 November 2006.

Equipment Transferred

On 10 October 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges and non-transfer of the SDH equipment totalling Baht 162 million and Baht 3,263 million respectively. Further to receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation, since the Company considered that the basis of this claim was not clear. On 20 December 2005, TOT sent a letter which informed the Company only the method of compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company has the duty to send all received revenue to TOT and in turn TOT shall allot to the Company from all revenue actually received. In the past, both companies had correctly performed the said duty. The Company believes that on the basis of details provided, the claim from TOT regarding this matter is unjustified and can be defended and accordingly no provision has been made in respect of this claim in these financial statements.

Building of DLC System

On 11 January 2006, TOT submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary, in order to claim against the Company for the building of DLC System and the Company's non-authorized use of telephone numbering in the Samutsakhorn Industrial Estate without any approval by TOT. TOT has claimed for damages of Baht 39.8 million covering the period from April 2003 to December 2005.

On 19 January 2006, the Company received a copy of TOT's arbitration claim. The Executive Department of the Company considers that according to the Joint Operate and Joint Investment Agreement between TOT and the Company, it has acted fully within its rights and it is because of this, the Company has sent all received revenue to TOT, so there is no damages to be claimed by TOT. Therefore no provision has been made in respect of this claim in the financial statements in this fiscal year. On 2 March 2006 the Company filed a defence to such claim to the Thai Arbitration Institute. The Thai Arbitration Institute summoned both parties to compromise and requested them to report its progress to the Institute. At present, both parties requested for extension to 30 November 2006.

Revenues from long-distance telephone service at economic price and other value added services

During the first quarter of 2006, the Company received correspondence from TOT regarding the Y-Tel 1234 service income, the submission of revenue sharing of T-Pin, T-SMS, ADSL and T-Card. The Company is in the process of providing clarification or finding a conclusion for the said matters.

18 Events after balance sheet date

The Company has transferred the coin collection and public payphone maintenance department to TT&T SS starting from October 2006 onwards. The Company is still drafting the contract for this charge in operations.

19 Reclassification of accounts

Certain accounts in the 2005 interim and annual financial statements have been reclassified to conform with the presentation in the 2006 interim financial statements.